Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2012 TO 2014

AND

RESIGNATION AND ELECTION OF SUPERVISOR

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A notice convening the extraordinary general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on 20 October 2011 is set out on pages 57 to 58 of this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

5 September 2011

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“amended Buildings Leasing Contract”	the amended buildings leasing contract entered into between the Company and CNPC on 25 August 2011

“associate(s)”	has the meanings ascribed to it under the HKEx Listing Rules

“A Shares”	the domestic ordinary shares issued by the Company to domestic investors for subscription and trading and denominated in Renminbi

“Board”	the board of directors of the Company

“Buildings Leasing Contract”	the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company buildings located throughout the PRC for the use by the Company for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002

“CNPC”	China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this circular, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

“CNPC Finance”	(China Petroleum Finance Company Limited), owned as to 51% by CNPC and 49% by the Company

DEFINITIONS

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 27 August 2008 entered into between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time, effective as of 1 January 2009

“Continuing Connected Transactions”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC, details of which are set out in the Letter from the Board of this circular

“controlling shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

“Director(s)”	directors of the Company

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 20 October 2011 to approve, among other things, the Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing Connected Transactions

“Group”	the Company and its subsidiaries

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent committee of the Board, comprising Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu, the independent non- executive Directors of the Company, established for the purpose of reviewing and advising the Independent Shareholders in respect of the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and the relevant Proposed Caps

“Independent Financial Adviser” or “CMBI”	CMB International Capital Limited, a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant Proposed Caps in connection with the Non-Exempt Continuing Connected Transactions. It is also engaged by the Company to opine on the duration of the Land Use Rights Leasing Contract (as amended by the supplemental agreement) for a period longer than three years

“Independent Shareholders”	the shareholders of the Company other than the CNPC and its associates

“Jointly-held Entities”	a subsidiary of the Company in which both the Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

“Kunlun Bank”	(Bank of Kunlun Company Limited), currently owned as to 87% by CNPC

DEFINITIONS

“Land Use Rights Leasing Contract”	the land use rights leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years

“Latest Practicable Date”	31 August 2011, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein

“New Comprehensive Agreement”	the comprehensive products and services agreement dated 25 August 2011 entered into between the Company and CNPC regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time which shall come into effect on 1 January 2012

“Non-Exempt Continuing Connected Transactions”	the Continuing Connected Transactions under the categories of (1)(a), (2)(a) and (2)(b), as set out in the section headed “2. Continuing Connected Transactions under the Comprehensive Agreement” in the Letter from the Board as set out in this circular

“PRC” or “China”	the People’s Republic of China (for the purpose of this circular, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“Proposed Caps”	the proposed annual caps in respect of the Continuing Connected Transactions, including the Non-Exempt Continuing Connected Transactions

“Relevant Categories”	the relevant categories of the Continuing Connected Transactions the annual caps of which for the year ending 31 December 2011 will be subject to revision

“Revised 2011 Annual Caps”	the revised annual caps in respect of the Relevant Categories for the year 2011

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

DEFINITIONS

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“SSE Guidelines on Connected Transactions”	Guidelines of the Shanghai Stock Exchange on Affiliated Transactions of Listed Companies

“subsidiaries”	has the meanings ascribed to it under the HKEx Listing Rules

“substantial shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

“Supervisor(s)”	supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal address:
Jiang Jiemin (Chairman)	World Tower
Zhou Jiping (Vice Chairman)	16 Andelu
Li Xinhua	Dongcheng District
Liao Yongyuan	Beijing 100011
Wang Guoliang	PRC
Wang Dongjin
Yu Baocai	Office address:
Ran Xinquan	No.9 Dongzhimen North Street
Liu Hongru*	Dongcheng District
Franco Bernabè*	Beijing 100007
Li Yongwu*	PRC
Cui Junhui*
Chen Zhiwu*

*	Independent non-executive Directors

5 September 2011

To the Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2012 TO 2014

AND

RESIGNATION AND ELECTION OF SUPERVISOR

Reference is made to the announcement of the Company dated 25 August 2011 in relation to, among other things, the renewal of continuing connected transactions in respect of 2012 to 2014. The purpose of this circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM relating to the approval of the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

1.	BACKGROUND

References are made to the circular of the Company dated 5 September 2008 in relation to the Continuing Connected Transactions and the announcements of the Company dated 26 and 27 August 2010 on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 21 October 2008, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2011.

The Company would continue the Continuing Connected Transactions after 31 December 2011 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2012 to 31 December 2014), including disclosing further information thereof by way of announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

2.	CONTINUING CONNECTED TRANSACTIONS UNDER THE COMPREHENSIVE AGREEMENT

The original Comprehensive Agreement

The Company and CNPC entered into the Comprehensive Agreement on 27 August 2008 for the provision (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and relevant units). The material terms are as follows:

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a)	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted management and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time; and

(b)	Financial services provided by the Group to Jointly-held Entities, including but not limited to provision of entrustment loans and guarantees.

LETTER FROM THE BOARD

(2)	Products and services to be provided by CNPC to the Group

The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised according to the following types of products and services:

(a)	Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service;

(b)	Production services, mainly associated with products and services to be provided after the formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to water supply, electricity supply, gas supply and communications;

(c)	Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above;

(d)	Social and ancillary services, including but not limited to security services, education, hospitals, property management, staff canteen, training centers and guesthouses; and

(e)	Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services and other intermediary services.

General principles

The Comprehensive Agreement requires in general terms that:

•	the quality of products and services to be provided should be satisfactory to the recipient;

•	the price at which such products and services are to be provided must be fair and reasonable; and

•	the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

LETTER FROM THE BOARD

Pricing determination

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. Such specific pricing principles include, among other things, government-prescribed price, market price, at cost price or agreed contractual price (i.e. at cost price with an agreed percentage of margin). If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following pricing principles and order:

(a)	government-prescribed price (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering design, project monitoring and management, etc.); or

(b)	where there is no government-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, material purchase agency, and municipal facilities, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and reemployment training); or

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

(1)	15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent. for all other types of products and services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centers).

LETTER FROM THE BOARD

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

The definition of “market price” refers to the price determined in accordance with the following order:

(i)	the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

(ii)	the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time.

Further, the Comprehensive Agreement stipulates, among other things, that:

•

the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable to the Group than those provided by independent third parties; and

•

the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

In the event that the relevant Proposed Caps are to be exceeded, the Company will comply with the requirements of the HKEx Listing Rules.

Coordination of annual demand of products and services

Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Comprehensive Agreement for the forthcoming financial year.

Rights and obligations

The Group retains the right to choose to receive products and services, as contemplated under the Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by CNPC.

LETTER FROM THE BOARD

In addition, the Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must be able to provide those products and services which may be required to be provided in accordance with the Comprehensive Agreement and the annual plan then in force.

Term and termination

The term of the Comprehensive Agreement was 3 years commencing 1 January 2009. During the term of the Comprehensive Agreement, termination of the individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

In the event that the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services.

New Comprehensive Agreement

On 25 August 2011, the Company entered into the New Comprehensive Agreement with CNPC. The term of the New Comprehensive Agreement is 3 years commencing 1 January 2012, while other terms and conditions remain unchanged from the Comprehensive Agreement.

3.	RENTALS TO BE PAID BY THE GROUP TO CNPC IN RESPECT OF LAND

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of China’s largest petroleum companies engaging in exploration, development, production and sale of crude oil, natural gas and chemicals, the relevant land leases are of material significance of its operations. The long stability of a 50-year tenure is required to avoid the unnecessary disruption of its operations and such tenure conforms with normal business practice in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC.

LETTER FROM THE BOARD

Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situate at 16 different provinces/municipalities with an area of approximately 1,782.97 million square metres. Further, the parties agreed to adjust the total rental fees in accordance to the reconfirmed area of leased land parcels and the current situation of the property market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Land Use Rights Leasing Contract (as amended by the supplemental agreement) would be the same as the original Land Use Rights Leasing Contract. The supplemental agreement will take effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may adjust the area of parcels of land leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the comparable market price.

The Directors (including the independent non-executive Directors) consider it is normal business practice for the Land Use Rights Leasing Contract (as amended by the supplemental agreement) to have a term of 50 years. Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the Land Use Rights Leasing Contract (as amended by the supplemental agreement) and has confirmed that the current rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 50 years is in line with the normal practice in the PRC. The date of valuation is 30 June 2011.

The Independent Financial Adviser has opined, in its advice contained in this circular, on whether it is normal business practice for the Land Use Rights Leasing Contract (as amended by the supplemental agreement to have a term of a longer period than three years.

4.	RENTALS TO BE PAID BY THE GROUP TO CNPC IN RESPECT OF BUILDINGS

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 and the Supplemental Buildings Leasing Agreement on 26 September 2002, pursuant to which CNPC has leased to the Company buildings with an aggregate gross floor area of 712,500 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these leased buildings.

Members of CNPC which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract.

LETTER FROM THE BOARD

One month prior to the end of each financial year, CNPC and the Company shall make and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions. The Company and CNPC agreed to, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the numbers and sizes of the buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years.

On 25 August 2011, the Company entered into an amended Buildings Leasing Contract, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed to adjust the average rental fee of buildings under the amended Buildings Leasing Contract to RMB1,049 per year per square metre. The expiry date of the amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the comparable market price, but the adjusted rental fees shall not exceed the comparable fair market price.

The Board believes that a term of 20 years is appropriate for the amended Buildings Leasing Contract, since the Company is one of China’s largest petroleum companies engaging in exploration, development, production and sales of crude oil, natural gas and chemicals and the relevant building leases are of material significance of its operations. Further, the long stability of a 20-year tenure is required to avoid the unnecessary disruption of its operations.

The Directors (including the independent non-executive Directors) consider it is normal business practice for the amended Buildings Leasing Contract to have a term of 20 years. Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the amended Buildings Leasing Contract and has confirmed that the current rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 20 years is in line with the normal practice in the PRC. The date of valuation is 30 June 2011.

LETTER FROM THE BOARD

5.	HISTORICAL AMOUNTS, EXISTING CAPS, PROPOSED CAPS AND RATIONALE

The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions which will serve as the annual caps of the relevant transactions above for the period from 1 January 2012 to 31 December 2014:

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(1) Products and services to be provided by the Group to CNPC and Jointly-held Entities

(a) Products and services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB33,583 million, RMB51,318 million and RMB28,458 million, respectively	For the year ending 31 December 2011, RMB167,981 million	For the three years ending 31 December 2014, RMB152,541 million, RMB165,371 million and RMB184,099 million, respectively

The annual proposed caps for the products and services to be provided by the Group to CNPC and Jointly-held Entities have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to CNPC; the estimated business growth of the Group; the estimated business growth of CNPC; the potential fluctuations and increases in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and quantities of crude oil required (by CNPC as decreed by the government).

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group and the CNPC Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(b) Financial services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB639 million, RMB396 million and RMB696 million, respectively	For the year ending 31 December 2011, RMB51,839 million	For the three years ending 31 December 2014, RMB21,329 million, RMB21,998 million and RMB23,157 million, respectively

The annual proposed caps for the financial services, including but not limited to guarantees and entrustment loans, to be provided by the Group to the Jointly-held Entities have been determined with reference to the business development and financing needs of the Jointly- held Entities; and the acquisition opportunities which may arise from time to time in the international market. The Group’s strategic objective is to become an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future acquisition.

CNPC Finance’s charges on entrustment loans are lower than the comparable market level. Further, CNPC Finance offers more convenience, efficiency and security than other commercial banks in the market in the loan approval processes and settlement efficiency.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(2) Products and services to be provided by CNPC to the Group

(a) Construction and technical services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB117,283 million, RMB132,659 million and RMB37,529 million, respectively	For the year ending 31 December 2011, RMB215,526 million	For the three years ending 31 December 2014, RMB263,280 million, RMB278,320 million and RMB261,680 million, respectively

The annual proposed caps for the provision of construction and technical services have been determined with reference to the completed transactions and transaction amounts for the construction and technical services provided by CNPC to the Group; the estimated business growth of the Company and the increase in capital investment for pipelines construction and other projects during 2012-2014.

The Group has obtained construction and technical services from CNPC in the ordinary course of business, and as one of the most experienced companies in the world, the construction and technical services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services.

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(b) Production services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB70,294 million, RMB91,854 million and RMB47,237 million, respectively	For the year ending 31 December 2011, RMB182,798 million	For the three years ending 31 December 2014, RMB220,081 million, RMB235,022 million and RMB253,476 million, respectively

The annual proposed caps for the production services provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group; the estimated business growth of the Group; and the potential fluctuations and increases in the international and the PRC market prices of crude oil, petroleum and petrochemical products, leading to higher energy costs in the production process.

Production services mainly consist of water supply, electricity supply, gas supply and the supply of petroleum, natural gas and petrochemical products by CNPC and Jointly- held Entities to the Group. The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(c) Material supply services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB3,286 million, RMB6,543 million and RMB2,893 million, respectively	For the year ending 31 December 2011, RMB6,985 million (proposed to be revised to RMB22,669 million)	For the three years ending 31 December 2014, RMB25,531 million, RMB24,129 million and RMB25,397 million, respectively

The annual caps for the supply of materials services paid by the Group to CNPC have been determined by reference to the estimated business growth of the Company; and increases in the volume of purchases by the Group.

CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economy of scale and to increase the collective bargaining power of CNPC, the centralized materials purchase by CNPC thus stabilise the purchase prices of the Company’s raw materials.

With the Company’s dominant position and increase in the petroleum and petrochemical industries of the PRC, as well as the increase in the size of business, these ongoing connected transactions and transaction amounts are expected to increase.

On the other hand, the Group is also involved in a number of pipeline construction and refinery projects in which CNPC provides to the Group material supply services.

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(d) Social and ancillary services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB5,463 million, RMB6,683 million and RMB3,049 million, respectively	For the year ending 31 December 2011, RMB8,040 million	For the three years ending 31 December 2014, RMB8,040 million, RMB8,040 million and RMB8,040 million, respectively

A majority of the Group’s local companies are situate in isolated industry or mining zones, where no social and ancillary services are available from independent third parties on more favourable terms, if at all. It is therefore more convenient to have CNPC provide such services.

The annual proposed caps for social and ancillary services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and ancillary services provided by CNPC to the Group, estimated growth of the Group’s business and possible future reforms to the social and ancillary services provided by CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(e) Financial services (note 1)

(i) Aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB18,565 million, RMB40,049 million and RMB40,290 million, respectively	For the year ending 31 December 2011, RMB42,300 million	For the three years ending 31 December 2014, RMB70,000 million, RMB70,000 million and RMB70,000 million, respectively (note 2)

The annual proposed caps for the financial services (aggregate of deposits and interests) provided by CNPC to the Group have been determined with reference to the estimated business growth of the Group; the Group’s historical cashflow and levels of deposits; the competitive interest rates offered by CNPC Finance, Kunlun Bank and other financial institutions.

In order to optimise cash flow management and capital efficiency of the Group, there is the specific target of providing a centralised financial management by CNPC Finance, Kunlun Bank and other financial institutions, which provides a full range of financial services to the Group. The Group is of the view that the proposed increase in annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Fees and interest rates with respect to financial services provided by CNPC Finance and Kunlun Bank are determined in accordance with the benchmark promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable). CNPC Finance and Kunlun Bank offer interest rates, fee scale or other terms to the Group that are more favourable than those offered by independent third parties.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB435 million, RMB1,392 million and RMB390 million, respectively	For the year ending 31 December 2011, RMB2,016 million	For the three years ending 31 December 2014, RMB2,801 million, RMB2,925 million and RMB3,055 million, respectively

To optimise cash flow management and capital efficiency of the Group, there is the specific target of providing a centralised financial management by CNPC Finance, Kunlun Bank and other financial institutions, which provides a full range of financial services to the Group.

Through captive insurance and property insurance services provided by CNPC, the Group obtains an indirect access to the reinsurance market and coverage on a wider spectrum of risks as compared to external insurance companies. This enhances the Group’s ability to manage risks.

Fees and interest rates with respect to financial services provided by CNPC Finance and Kunlun Bank are determined in accordance with the benchmark promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable). CNPC Finance and Kunlun Bank offer interest rates, fee scale or other terms to the Group that are more favourable than those offered by independent third parties. Currently, settlement services provided by CNPC Finance and Kunlun Bank (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) are free of charge, and offer more simplicity and expediency in terms of approval process and settlement efficiency.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(f) Rentals to be paid by the Group to CNPC in respect of land	For the year ended 31 December 2009, approximately RMB2,222 million (inclusive of tax and government charges) and RMB2,000 million (exclusive of tax and government charges); for the year ended 31 December 2010, approximately RMB2,250 million (inclusive of tax and government charges) and RMB2,000 million (exclusive of tax and government charges); for the 6 months ended 30 June 2011, approximately RMB961 million (inclusive of tax and government charges)	For the year ending 31 December 2011, RMB3,786 million (inclusive of tax and government charges)	For the three years ending 31 December 2014, RMB3,892 million, RMB3,892 million and RMB3,892 million, respectively (exclusive of tax and government charges)	The Board considers that the proposed caps on the rental of land parcels pursuant to the amended Land Use Right Leasing Contract and the supplemental agreement ensures that the Company may implement its business development plans. Each of the annual proposed caps comprises of the annual leasing fee (exclusive of tax and government charges) in accordance with the Land Use Rights Leasing Contract. Savills Valuation and Professional Services Limited, an independent valuer, has conducted independent and objective appraisal on the valuation of the lands leased to the Group, and are of the view that the rentals are not higher than the fair market level.

LETTER FROM THE BOARD

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps

(g) Rentals to be paid by the Group to CNPC in respect of buildings	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB205 million, RMB195 million and RMB85 million, respectively	For the year ending 31 December 2011, RMB221 million (proposed to be revised to RMB771 million)	For the three years ending 31 December 2014, RMB771 million, RMB771 million and RMB771 million, respectively	The Board considers that pursuant to the amended Buildings Leasing Contract, the annual proposed caps in respect of the building leases provided by CNPC to the Group can support future business development and planning. The annual proposed caps are in accordance with the amended Buildings Leasing Contract, and Savills Valuation and Professional Services Limited, an independent valuer, has conducted an independent and objective appraisal on the valuation of the lands leased to the Group, and are of the view that the rentals are not higher than the fair market level.

Notes:

1.	The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group. These are exempted under Rule 14A.65(4) of the HKEx Listing Rules from the reporting, announcement and the independent shareholders’ approval requirements set out in Chapter 14A of the HKEx Listing Rules.

2.	Out of the said amounts, the aggregate of maximum daily deposits made by the Group with CNPC Finance and the interests thereon shall not exceed RMB46,900 million.

6.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Caps are fair and reasonable.

LETTER FROM THE BOARD

The independent non-executive Directors constituting the Independent Board Committee has given their view on the Non-Exempt Continuing Connected Transactions and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions after considering the advice from the Independent Financial Adviser in their letter as set out in this circular.

Deposit and other financial services provided by CNPC to the Group

CNPC provides deposit and other financial services to the Group through CNPC Finance, Kunlun Bank and other financial institutions. The interest rate on deposits the Group places with CNPC Finance and Kunlun Bank follows the benchmark rate determined by the People’s Bank of China. Further, settlement services provided by CNPC Finance and Kunlun Bank (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) are free of charge.

CNPC Finance is under the supervision of the China Banking Regulatory Commission as a major domestic non-bank financial institution, and has achieved and performed above the regulatory indicators over the years. As at the end of 2010, CNPC Finance has total assets of RMB484.5 billion and achieved an income of RMB10.7 billion and a net profit of RMB4.07 billion, occupying a leading position among domestic counterparts. In 2011, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, obtained the sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions. On the other hand, as at the end of 2010, Kunlun Bank has total assets of RMB82,604 million and net assets of RMB6,504 million. For the year 2010, its operating income amounted to RMB11,078 million, with a net profit of RMB689 million.

The Company considers that being familiar with the business and operation of the Group, the service provided by CNPC Finance and Kunlun Bank is generally superior to the market level in terms of price and quality, with high efficiency, convenient services and lower transaction costs. In particular, CNPC’s undertaking to act as the payer of last resort for subordinate financial companies provides better security of funds as compared to external banks. Furthermore, the Company is in a position to benefit by virtue of owning 49% shareholding in CNPC Finance.

7.	DISCLOSURE AND INDEPENDENT SHAREHOLDERS APPROVAL REQUIREMENTS

Under the HKEx Listing Rules, loans and other financial assistance to be provided by CNPC to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is exempted under Rule 14A.65(4) of the HKEx Listing Rules from the reporting, announcement and the independent shareholders’ approval requirements set out in Chapter 14A of the HKEx Listing Rules.

LETTER FROM THE BOARD

Under the HKEx Listing Rules, the following category of Continuing Connected Transactions is exempted from the reporting, announcement and the independent shareholders’ approval requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories will, on an annual basis, be less than 0.1% under Rule 14A.33(3)(a) of the HKEx Listing Rules:

(2)(g)	Rentals to be paid by the Group to CNPC in respect of buildings

Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories will, on an annual basis, be less than 5% under Rule 14A.34(1) of the HKEx Listing Rules:

(1)(b)	Financial services to be provided by the Group to CNPC/Jointly-held Entities

(2)(c)	Material supply services to be provided by CNPC to the Group

(2)(d)	Social and ancillary services to be provided by CNPC to the Group

(2)(e)(i)	Aggregate of the maximum daily amount of deposits made by the Group with CNPC and the total amount of interest received in respect of these deposits

(2)(e)(ii)	Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services provided by CNPC to the Group

(2)(f)	Rentals to be paid by the Group to CNPC in respect of land

Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions which are subject to the reporting, announcement and independent shareholders’ approval requirements:

(1)(a)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(2)(a)	Construction and technical services to be provided by CNPC to the Group

(2)(b)	Production services to be provided by CNPC to the Group

LETTER FROM THE BOARD

The Non-Exempt Continuing Connected Transactions, being material connected transactions requiring independent shareholders’ approval, have been reviewed and consented to by the Audit Committee of the Board and by the Board in accordance with the SSE Guidelines on Connected Transactions. The Company will seek the Independent Shareholders’ approval at the Extraordinary General Meeting for the Non-Exempt Continuing Connected Transactions and the relevant proposed caps on the condition that:

(I)	the annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the relevant proposed cap;

(II)	(i)	the Non-Exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

	(ii)	the Non-Exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Agreement (for transactions (1)(a), (2)(a) and (2)(b)), and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the HKEx Listing Rules and the Shanghai Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

8.	APPROVAL BY BOARD OF DIRECTORS AND INDEPENDENT SHAREHOLDERS

On 24 and 25 August 2011, the second meeting of the fifth session of the Board was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on renewing and revising the abovementioned caps. Each of Mr Jiang Jiemin, Chairman of the Company, Mr. Zhou Jiping, Vice Chairman of the Company, and Directors Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan has abstained from voting in view of their position as connected directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. The New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules and the Shanghai Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions under the Comprehensive Agreement.

LETTER FROM THE BOARD

The Audit Committee of the Board has reviewed the New Comprehensive Agreement and Proposed Caps of the Non-Exempt Continuing Connected Transactions, and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Audit Committee suggested the non-connected directors of the Company and the Independent Shareholders to consent to such transactions.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

9.	GENERAL INFORMATION

Information on the Company

The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:

(1)	the exploration, development, production and sale of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(3)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(4)	the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

Information on CNPC

The controlling shareholder of the Company is CNPC. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company ( ). CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

LETTER FROM THE BOARD

Information on CNPC Finance

As approved by the People’s Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group, providing entrusted loan and entrusted investment services to members, bill acceptance and discounting for members, internal fund transfer and settlement among members and relevant internal settlement and clearance plans designing, taking deposits from members, providing loans and financing leases to members, underwriting corporate bonds of members of the CNPC group, and investment in marketable securities.

Information on Kunlun Bank

The principal business activities of Kunlun Bank include taking deposits from the public, providing short-term, medium-term and long-term loans, domestic and overseas fund settlement, bill acceptance and discounting, issuing financial bonds, agency service on issuance of, payment for and underwriting government bonds.

10.	APPROVAL OF AGREEMENTS

Pursuant to the HKEx Listing Rules and the Shanghai Listing Rules, the New Comprehensive Agreement shall be approved by the Independent Shareholders at the Extraordinary General Meeting. Any Shareholder with a material interest in the transaction and its associates will not vote.

CNPC and its associates will abstain from voting on the relevant resolution. To the knowledge of the Company and its Directors, as at the Latest Practicable Date, CNPC and its associates are interested in 157,922,194,396 A Shares and 149,892,000 H Shares, or approximately 86.4% of the total issued share capital of the Company.

11.	RESIGNATION AND ELECTION OF SUPERVISOR

The Company has been notified by Mr Chen Ming, Chairman of the Supervisory Committee, of his resignation as Supervisor due to age. In relation to his resignation, Mr Chen confirmed that he has no disagreement with the Board, the Supervisory Committee and the Company and there is no other matter that needs to be brought to attention of the Shareholders. The resignation of Mr Chen will take effect after a new Supervisor has been elected at the Extraordinary General Meeting. Mr Chen will also cease to be the Chairman of the Supervisory Committee since then.

In accordance with the articles of association of the Company, the following candidate will be elected at the forthcoming Extraordinary General Meeting by ordinary resolution passed by the Shareholders attending the meeting and holding more than half of the voting rights (including their proxies). The elected candidate will, together with the incumbent Supervisors, constitute the fifth session of the Supervisory Committee. If elected, the proposed appointment of the elected Supervisor will commence after the pass of the relevant ordinary resolution at the Extraordinary General Meeting and will expire on the date of the 2013 annual general meeting of the Company to be held in 2014. In addition, according to the articles of association of the Company, due to Mr Chen’s resignation, the Chairman of the Supervisory Committee shall be elected by the Supervisory Committee and the results of the election will be announced separately.

LETTER FROM THE BOARD

As required under Rule 13.51(2) of the HKEx Listing Rules, the biographical details of Mr Wang Lixin who will stand for election at the Extraordinary General Meeting are set out below to enable the Shareholders an informed decision on the election.

Wang Lixin, aged 55, is currently the head of Discipline Inspection Group of CNPC. Mr Wang is a professor-level senior economist and holder of a master’s degree. Mr Wang has nearly 40 years of working experience in China’s oil and petrochemical industry. He was made the executive of Shengli Petroleum Administration Bureau in February 1998. In November 2004, he worked as senior executive of Shengli Petroleum Administration Bureau and Vice Chairman of Shengli Oilfield Company Limited. Mr Wang became the director of the Shengli Petroleum Administration Bureau in March 2007 and was also appointed as the Assistant to the General Manager of China Petrochemical Corporation since March 2009. In May 2011, he was appointed as the head of Discipline Inspection Group of CNPC.

Mr Wang does not have any service contract with the Company. The emoluments of the Supervisor will be fixed by the Board pursuant to requirements from relevant PRC authorities and the authority granted by the Shareholders at the general meeting of the Company (if needed). The Company will make relevant disclosure in its 2011 annual report in accordance with the HKEx Listing Rules. During the past three years, Mr Wang does not hold any directorship in any other listed companies and does not have any relationship with any Director, any other Supervisor, senior management, substantial shareholder or controlling shareholder of the Company. As at the Latest Practicable Date, Mr Wang does not have any interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no information on Mr Wang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the HKEx Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

12.	EXTRAORDINARY GENERAL MEETING

The EGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 20 October 2011 (Thursday) to approve the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the election of a new Supervisor by way of ordinary resolution. The EGM Notice is set out on pages 57 to 58 of this circular.

LETTER FROM THE BOARD

A form of proxy for use at the EGM are enclosed with this circular. Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. In order to be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 11 October 2011 (Tuesday) are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from 20 September 2011 to 20 October 2011 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement. The EGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

13.	VOTES TO BE TAKEN BY POLL

In accordance with the Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

14.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee, which is set out on page 32 of this circular, and which contains their recommendation in respect of the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

The advice of the Independent Financial Adviser on the fairness and reasonableness of the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are set out on pages 33 to 51 of this circular. The Independent Financial Adviser considers that the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions on the whole are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

The Directors believe that the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions and the election of a Supervisor are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and recommend the Shareholders to vote in favour of election of a new Supervisor at the Extraordinary General Meeting.

15.	FURTHER INFORMATION

Your attention is drawn to the general information set out in Appendix I to this circular.

By Order of the Board
PetroChina Company Limited Jiang Jiemin
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

5 September 2011

Dear Shareholders,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2012 TO 2014

We refer to the Circular dated 5 September 2011 of the Company of which this letter forms a part. Terms defined in the circular shall have the same meanings when used herein.

As CNPC is the controlling shareholder of the Company, transactions between the Group and CNPC and its associates constitute connected transactions for the Group under the HKEx Listing Rules. The New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval from the Independent Shareholders.

In view of the interest of the Independent Shareholders, we have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, details of which are set out in the Letter from the Board in the Circular to the Shareholders. CMBI has been retained as the independent financial adviser to advise the Independent Board Committee. We wish to draw your attention to the letter from CMBI as set out in the Circular.

Having taken into account the information set out in the Letter from the Board, and the principal factors, reasons and recommendations set out in the letter from CMBI, we consider the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions to be fair and reasonable from a financial point of view insofar as the Independent Shareholders are concerned and believe that the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolutions to be proposed at the EGM to approve the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions.

Yours faithfully

Liu Hongru	Franco Bernabè	Li Yongwu	Cui Junhui	Chen Zhiwu
Independent	Independent	Independent	Independent	Independent
non-executive	non-executive	non-executive	non-executive	non-executive
director	director	director	director	director

LETTER FROM CMBI

The following is the text of a letter from CMBI for the purpose of incorporation in this circular in connection with its advice to the Independent Board Committee and Independent Shareholders in connection with the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions.

CMB International Capital Limited
Units 1803-04, 18/F
Bank of America Tower
12 Harcourt Road Central, Hong Kong

5 September 2011

To: The Independent Board Committee and the Independent Shareholders

Dear Sirs,

(1) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2012 TO 2014

(2) EXPLANATION OF DURATION OF

THE SUPPLEMENTAL LAND USE RIGHTS LEASING CONTRACT

FOR LONGER THAN THREE YEARS

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant Proposed Caps in connection with the Non-Exempt Continuing Connected Transactions within the New Comprehensive Agreement entered between the Group and CNPC. Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions are subject to, among other things, the approval of the Independent Shareholders at the Extraordinary General Meeting. Also, we are engaged by the Company to opine on the duration of the Land Use Rights Leasing Contract (as amended by the supplemental agreement) (the “Supplemental Land Use Right Leasing Contract”) for longer than three years. Details of the Continuing Connected Transactions (including the Non-Exempt Connected Transactions and terms of the relevant Proposed Caps) are set out in the letter from the board (The “Letter from the Board”) contained in this circular to its Shareholders dated 5 September 2011 (the “Circular”) issued by the Company, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

References are made to the circular of the Company dated 5 September 2008 in relation to the Continuing Connected Transactions and the announcement of the Company dated 26 and 27 August 2010 published on websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 21 October 2008, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2011.

LETTER FROM CMBI

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rule. Accordingly, transactions between the Company and CNPC constitute connected transactions of the Company under the Chapter 14A of the HKEx Listing Rules and are subject to reporting, announcement and independent shareholders’ approval requirements under the HKEx Listing Rules.

The Company announced that the Board has approved the Renewal of Continuing Connected Transactions for 2012 to 2014 and the revised annuals caps for 2011 on 25 August 2011. As the Company would continue the Continuing Connected Transactions after 31 December 2011 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2012 to 31 December 2014), including disclosing further information in the announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

As stated in the Letter from the Board, the Audit Committee of the Board has reviewed the New Comprehensive Agreement and the Proposed Caps of the Non-Exempt Continuing Connected Transactions, and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Audit Committee suggested the non-connected directors of the Company and the Independent Shareholders to consent to such transactions.

An Independent Board Committee has been formed by the Company to advise the Independent Shareholders in connection with the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions. We, CMBI, have been retained as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-Exempt Continuing Connected Transactions are entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties, in the ordinary and usual course of business, and the terms of such transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of, the Company and the Shareholders as a whole, and whether the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are reasonably determined. We are also engaged to explain whether the longer period of the Supplemental Land Use Rights Leasing Contract is of a normal business practice for contracts of this type.

LETTER FROM CMBI

BASIS OF OUR OPINION

In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors and management of the Company, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the extraordinary general meeting. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of the Company, CNPC or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Continuing Connected Transactions, which remains the responsibility of the Directors. As the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Continuing Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Continuing Connected Transactions will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date on which this opinion is delivered to the Independent Board Committee and the Independent Shareholders. This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the duration of the Supplemental Land Use Rights Leasing Contract for longer than three years and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CMBI is a licensed corporation to carry out regulated activities of dealing in securities and advising on corporate finance under the SFO. CMBI and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

LETTER FROM CMBI

INFORMATION OF THE GROUP AND CNPC

According to the annual report for year ended 31 December 2010 of the Company (the “2010 Annual Report”), the Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on 5 November 1999 as part of the restructuring of the CNPC. The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. As at the Latest Practicable Date, CNPC is the controlling shareholder of the Company.

Set out below is a summary of the Group’s financial information for the prepared in accordance with the International Financial Reporting Standards (the “IFRS”) extracted from the 2010 Annual Report:

	For the year ended 31 December
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
	Million	Million	Million	Million	Million

Revenue	691,448	837,542	1,072,604	1,019,275	1,465,415
Operating profit	200,024	201,017	159,571	143,444	187,777
Profit before taxation	200,802	205,139	162,013	140,032	189,305

	As at 31 December
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
	Million	Million	Million	Million	Million

Total assets	880,287	1,069,611	1,196,235	1,450,288	1,656,487
Total liabilities	257,668	286,892	348,395	542,587	646,358
Net assets	622,619	782,719	847,840	907,701	1,010,129

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analysis in light of each other and ultimately reached our opinion based on the results of all analysis taken as a whole.

LETTER FROM CMBI

(A)	RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

1.	BACKGROUND AND NATURE OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The New Comprehensive Agreement

As stated in the Letter from the Board, references are made to the circular of the Company dated 5 September 2008 in relation to the Continuing Connected Transactions and the announcement of the Company dated 27 August 2010 revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 21 October 2008, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2011.

In order to satisfy the products and services required by the Company and CNPC, the Company would continue the Continuing Connected Transactions after 31 December 2011 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2012 to 31 December 2014), including disclosing further information in the announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

On 25 August 2011, the Company renewed the Comprehensive Agreement with CNPC (the “New Comprehensive Agreement”). The term of the New Comprehensive Agreement is 3 years commencing 1 January 2012, while other terms and conditions remain unchanged from the Comprehensive Agreement.

LETTER FROM CMBI

Details of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement are set out as follows:

	Transaction	Description

(1)	Products and services to be provided by the Group to CNPC and the Jointly-held Entities	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted management and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time

(2)	Construction and technical services to be provided by CNPC to the Group	Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service

(3)	Production services to be provided by CNPC to the Group	Production services, mainly associated with products and services to be provided after the formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to water supply, electricity supply, gas supply and communications

LETTER FROM CMBI

2.	PRICING OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The New Comprehensive Agreement

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided between the Company and CNPC. Such specific pricing principles include, among other things, government-prescribed price, market price, at cost price or agreed contractual price (i.e. at cost price with an agreed percentage of margin). If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following pricing principles and order:

(a)	government-prescribed price (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering and design, project monitoring and management, etc.); or

(b)	where there is no government-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and municipal facilities, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and re-employment training); or

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

(1)	15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent. for all other types of products and services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, technology research, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centers).

LETTER FROM CMBI

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

The definition of “market price” refers to the price determined in accordance with the following order:

(i)	the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

(ii)	the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time.

For the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, we understand from the Company that the pricing of (1) products and services to be provided by the Group to CNPC and Jointly-held Entities and (2) production services to be provided by CNPC to the Group, are mainly based on principle (a) or (b) mentioned above according to the New Comprehensive Agreement. As for construction and technical services to be provided by CNPC to the Group, the pricing is mainly based on principle (a) or (c) mentioned above according to the Comprehensive Agreement. The Company advises that the additional margin of no more than 15% (the “15% Margin”) respective to the construction and technical services under categories of products and services stated above are what they believe to be the norm in the PRC across relevant industries. In order to assess the fairness and reasonableness of the 15% Margin set out in the pricing mechanism (c) above, we have identified four relevant oilfield servicing companies listed on the New York Stock Exchange with total assets as at 31 December 2010 of each of them over US$5 billion, and one oilfield servicing company listed on the Hong Kong Stock Exchange (the “Comparable Companies”). These Comparable Companies had over approximately 80% of their revenue derived from the provision of oil and gas services including drilling, evaluation, production and completion of oil and gas wells all over the world. We understand the scope of services of Comparable Companies are in a similar nature comparing with the construction and technical services offered by CNPC to the Group.

LETTER FROM CMBI

Based on our research from the publicly available information and the annual reports of the respective Comparable Companies, we understand that there is no segmental profit margin information relating to, in particular, the construction and technical services for the Comparable Companies, so as to allow us to compare to the specific subject connected transactions directly and the average operating profit margins of the Comparable Companies are not fully comparable to the term of the 15% Margin to be charged by CNPC. In spite of this, considering the fact that over 80% of the revenue of Comparable Companies were derived from their segments in a similar nature with the construction and technical services offered by CNPC to the Group, we compare the average operating profit margins of the Comparable Companies to the term of 15% Margin to be charged by CNPC in relation to the construction and technical services, so as to assess if the 15% Margin to be charged by CNPC is reasonably determined such that it shall be no less favourable to the Company that can be offered by the independent third parties.

The tables below illustrate the operating profit margins of the Comparable Companies for each of the year ended 31 December 2006, 2007, 2008, 2009 and 2010 respectively.

No.	Code	Comparable Companies listed on the New York Stock Exchange	2006	2007	2008	2009	2010	Average

1	SLB	Schlumberger Ltd	25.5%	27.8%	24.7%	18.1%	16.0%	22.4%
2	RIG	Transocean Ltd	31.8%	46.3%	44.8%	41.0%	27.4%	38.3%
3	BHI	Baker Hughes Inc	21.4%	21.8%	20.5%	7.8%	10.8%	16.5%
4	HAL	Halliburton Co	24.6%	22.6%	21.6%	13.6%	16.7%	19.8%

No.	Code	Comparable Companies listed on the Hong Kong Stock Exchange	2006	2007	2008	2009	2010	Average

1	3337	Anton Oilfield Services Group	34.4%	27.6%	20.5%	5.0%	15.3%	20.5%

Statistical data			2006	2007	2008	2009	2010	Average

Maximum			34.4%	46.3%	44.8%	41.0%	27.4%	38.3%
Minimum			21.4%	21.8%	20.5%	5.0%	10.8%	16.5%
Average			27.5%	29.2%	26.4%	17.1%	17.2%	23.5%

Source: Bloomberg

LETTER FROM CMBI

The operating profit margins of the Comparable Companies from 2006 to 2010 ranged from approximately 5.0% to 46.3%, while their average operating profit margins was approximately 27.5%, 29.2%, 26.4%, 17.1% and 17.2%, for each of the year ended 31 December 2006, 2007, 2008, 2009 and 2010, respectively, and the pricing mechanism referred to (c) above lies within the range as well as lower than the average operating profit margin.

We noted that the average operating profit margin of the Group (being profit from operations divided by revenue of the Group) for 2006 to 2010 was approximately 18.9%, which was higher than the pricing principle stated in the New Comprehensive Agreement with the 15% Margin of the agreed contractual price abovementioned to be charged by CNPC. CNPC has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering a premier construction and technical services to the Group. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services. Furthermore, the services and terms offered by independent third parties are difficult to match the same quality services provided by CNPC. CNPC offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing construction and technical services, which enable CNPC to gain construction business from bidding with other firms.

In light of the foregoing, we are of the opinion that the 15% Margin charged by CNPC to the Group is fair and reasonable so far as the Independent Shareholders are concerned.

For detailed description of the terms in relation to the New Comprehensive Agreement, please refer to the Letter from the Board. Based on the above, the priority is set from (a) to (c) such that the price mechanisms in (b) and (c) would only apply where the preceding price mechanism(s) are inapplicable. As (a) and (b) are based on the applicable government-prescribed prices and market prices, including the applicable local or national market prices, we are of the opinion that the above mechanism is fair and reasonable as far as the Independent Shareholders are concerned.

3.	REASONS FOR AND BENEFITS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

As mentioned in the Letter from the Board, the Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company and will continue to be agreed on an arm’s length basis with terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Given that the Company has maintained long-term relationship with CNPC, it is beneficial to the Company to continue to enter into the Non-Exempt Continuing Connected Transactions as they have facilitated and will facilitate the operation and growth of the Group’s business. Also, the Non-Exempt Continuing Connected Transactions will be conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions.

LETTER FROM CMBI

We noted from the annual reports of the Company for 2008 to 2010 that the auditors of the Company have reviewed the Non-Exempt Continuing Connected Transactions for each of the financial year ended 31 December 2008, 2009 and 2010 (the “Prior Year Transactions”) and confirmed that the Prior Year Transactions were conducted in the manner stated in Rule 14A.38 of the HKEx Listing Rules.

In light of the aforesaid analysis, we are of the view that the Non-Exempt Continuing Connected Transactions are being conducted on normal commercial terms or terms no less favourable to the Company than those with independent third parties.

4.	PROPOSED CAPS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The Non-Exempt Continuing Connected Transactions are subject to the Proposed Caps whereby for each of the three years ending 31 December 2014, the monetary value of the Non-Exempt Continuing Connected Transactions will not exceed the applicable annual amounts as stated in the Letter from the Board.

In assessing the fairness and reasonableness of the Proposed Caps, we have discussed with the management of the Company about the basis and underlying assumptions used in the determination of the Proposed Caps.

Historical transaction amounts of the Non-Exempt Continuing Connected Transactions for each of the three years ended 31 December 2010 and the six months ended 30 June 2011, the Existing Annual Caps for the year ending 31 December 2011 and the Proposed Caps of the Non-Exempt Continuing Connected Transaction for each of the three years ending 31 December 2014 are set out as follows:

		Historical transaction amounts (RMB million)				Existing Annual Caps (RMB million)	Proposed Caps (RMB million)
		For the years ended 31 December			For the period ended 30 June 2011	For the years ending 31 December
		2008	2009	2010		2011	2012	2013	2014

4.1	Products and services to be provided by the Group to CNPC and the Jointly-held Entities	45,919	33,583	51,318	28,458	167,981	152,541	165,371	184,099
4.2	Construction and technical services to be provided by CNPC to the Group	124,148	117,283	132,659	37,529	215,526	263,280	278,320	261,680
4.3	Production services to be provided by CNPC to the Group	67,338	70,294	91,854	47,237	182,798	220,081	235,022	253,476

LETTER FROM CMBI

4.1	Products and services to be provided by the Group to CNPC and the Jointly-held Entities

The Proposed Caps for the products and services to be provided by the Group to CNPC and the Jointly-held Entities have been determined with reference to:

(a)	the historical transactions and transaction amounts in providing products and services by the Group to CNPC and the Jointly-held Entities;

(b)	the estimated business growth of the Group, CNPC and the Jointly-held Entities;

(c)	the potential fluctuations and increases in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and

(d)	the quantities of crude oil required (by the Group as decreed by the government).

Based on the information provided by the Company, the historical transaction amounts of products and services to be provided by the Group to CNPC and the Jointly-held Entities were approximately RMB45,919 million, RMB33,583 million, RMB51,318 million and RMB28,458 million for the three years ended 31 December 2010 and six months period ended 30 June 2011 respectively, representing approximately 64.4%, 34.9%, 32.8%and 16.9% of the historical annual cap respectively. During the year ended 31 December 2009 and 2010, the transaction amounts in products and services provided by the Group to CNPC and the Jointly-held Entities decreased by approximately 26.9% and then increased by approximately 52.8%. In terms of the Proposed Caps for products and services to be provided by the Group to CNPC and the Jointly-held Entities for each of the three years ending 31 December 2014, the expected amounts in products and services to be provided by the Group to CNPC and the Jointly-held Entities will decrease by approximately 9.2% in 2012 as compared with those in 2011 and increase by approximately 8.4% and 11.3% respectively in 2013 and 2014 as compared with those in 2012 and 2013 respectively.

We understand from the management of the Company that the decrease in the Proposed Caps in 2012 as compared to those in 2011 is mainly due to the Company acquired a number of assets from the related companies from CNPC in 2009. After the completion of the acquisition of such assets, the transactions between the Company and these companies turn into inter-group transactions. However, the Company had included such transactions between the Company and these related companies when formulating the Proposed Caps for the year 2009 to 2011. As such, the Company has lowered the Proposed Caps for the year 2012 to 2014, which resulted in a decrease in the Proposed Caps in 2012 as compared to those in 2011. Moreover, as advised by the management of the Company, the increase in the Proposed Caps in 2014 as compared to the figures in 2013 and 2012 is mainly due to; (i) the increasing transactions (including the Canadian Oil Sands Project, the Iraq Rumaila Field Project and the Iraq-Halfaya Project) between CNPC and Petro China International Investment Company Limited, which was a newly set up subsidiary of the Company in 2009; (ii) the anticipated high crude and refined oil prices in the next three years ending 2014; and (iii) the expected increase in national crude oil reserves from 2012 to 2014 as compared to those figures from 2009 to 2011, whereby CNPC is responsible for the national crude oil reserves of the PRC and such reserve needs to be updated by the CNPC annually in accordance with technical requirements.

LETTER FROM CMBI

In arriving at the Proposed Caps for products and services to be provided by the Group to CNPC and the Jointly-held Entities for the three years ending 31 December 2014, the Group has estimated the future crude and refined oil prices based on the experience with reference to the historical crude and refined oil prices fluctuations and expected future prices fluctuation. We are given to understand that the Company estimated the international crude oil prices will remain at a high level and will fluctuate between US$100 to US$110 per barrel on average in the coming three years. It is also anticipated that the PRC government will implement control on domestic refined oil prices and so the Group expects the price of refined oil will also increase slightly.

Below is the world’s major crude oil index from 1 January 2009 to 12 August 2011

Source: Bloomberg

According to the information obtained from Bloomberg, the closing prices of crude oil from 1 January 2011 to 12 August 2011 ranged from about US$79 per barrel to US$131 per barrel. The prices of crude oil closed at above US$90 per barrel during most of the time in the first seven months ended 31 July 2011. According to the International Energy Outlook 2010 presented by Energy Information Administration, Official Energy Statistics from the U.S. Government in July 2010, they predict that the international crude oil prices for 2012, 2013 and 2014 will remain high, with average prices of approximately US$121, US$129 and US$137 per barrel respectively. Despite the recent slight decrease of crude oil price, taking into account the historical crude oil prices fluctuation and the future oil prices as estimated in the International Energy Outlook 2010, we consider that the Company’s estimation of the international crude oil prices in the next three years is reasonable.

LETTER FROM CMBI

Given the dominant position of the Group in the petroleum and petrochemical industry in the PRC, and the increase in turnover and activities of CNPC and the Jointly-held Entities, the quantities and amounts of future transactions between the Group and CNPC and the Jointly-held Entities are expected to increase. The Directors are of the view that the Proposed Caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan. We are of the view that given the uncertainty in the world energy market, the fluctuating energy prices and growing business development of the Group, the Proposed Caps will provide a reasonably steady supply to CNPC and the Jointly-held Entities.

4.2	Construction and technical services to be provided by CNPC to the Group

The Proposed Caps for the provision of construction and technical services have been determined with reference to:

(a)	the completed transactions and transaction amounts for the construction and technical services provided by CNPC to the Group;

(b)	the estimated business growth of the Group; and

(c)	the estimated increase in capital investment for pipelines construction and refinery projects during 2012-2014.

Based on the information provided by the Company, the historical transaction amounts of construction and technical services provided by CNPC to the Group were approximately RMB124,148 million, RMB117,283 million, RMB132,659 million and RMB37,529 million for the three years ended 31 December 2010 and six months period ended 30 June 2011 respectively, representing approximately 75.0%, 48.3%, 51.6% and 17.4% of the historical annual cap respectively. During the two years ended 31 December 2009 and 2010, the transaction amounts in construction and technical services to be provided by CNPC to the Group decreased by approximately 5.5% and then increased by approximately 13.1%. In terms of the Proposed Caps for construction and technical services to be provided by CNPC to the Group for each of the three years ending 31 December 2014, the expected amounts in construction and technical services to be provided by CNPC to the Group will increase by approximately 22.2% and 5.7% in 2012 and 2013, respectively, then decreased by approximately 6.0% in 2014.

LETTER FROM CMBI

As advised by the management of the Company, the decrease in the Proposed Cap in 2014 as compared to the figures in 2012 and 2013 is mainly due to most of the capital expenditure in refining and chemical plant construction and pipeline construction projects is higher in 2012 and 2013 than that of in 2014. We understand from the management of the Company that the transaction amounts of construction and technical services are highly related to the capital expenditure incurred by the Group.

As advised by the management of the Company, the Group has obtained construction and technical services from CNPC in the ordinary course of business. CNPC has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering a premier construction and technical services to the Group. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services. Moreover, the services and terms offered by independent third parties are difficult to match the same quality services provided by CNPC. CNPC offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing construction and technical services, which enable CNPC to gain construction business from bidding with other firms.

According to the 2010 Annual Report, the transaction amounts of construction and technical services provided by CNPC to the Group for the three years ended 31 December 2010 accounted for approximately 53%, 44% and 53% of each corresponding year’s total capital expenditure of the Group. We understand from the management of the Company that the Proposed Caps of construction and technical services to be provided by CNPC to the Group are determined by considering i) the expected substantial level of tenders of construction projects obtained by CNPC based on the abovementioned advantages offered by CNPC; ii) making reference to the historical capital expenditure, historical caps and historical transaction amounts; (iii) the expected higher capital expenditure budget of the Group on construction and technical services for each corresponding year as compared to each of the three years ended 31 December 2010. The expected higher capital expenditure budget was mainly arisen from the continual business growth of the Company which is in line with the growing economy in the PRC. Thus, the Proposed Caps of construction and technical services to be provided by CNPC to the Group for the three years ended 31 December 2014 maintain at a higher level as compared to those for the three years ended 31 December 2010.

We have discussed with the management of the Company on the future capital expenditure plan and considered that the plan was prepared by the Group after their due and careful enquiry. We are of the view that the Proposed Caps for the provision of construction and technical services provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan, and the Proposed Caps for the provision of construction and technical services are determined on a fair and reasonable basis.

LETTER FROM CMBI

4.3	Production services to be provided by CNPC to the Group

The Proposed Caps for the production services provided by CNPC to the Group have been determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group;

(b)	the estimated business growth of the Group; and

(c)	the potential fluctuations and increases in the international and the PRC market prices of crude oil, petroleum and petrochemical products, leading to higher energy costs in the production process.

Based on the information provided by the Company, the historical transaction amounts of production services provided by CNPC to the Group were approximately RMB67,338 million, RMB70,294 million, RMB91,854 million and RMB47,237 million for the three years ended 31 December 2010 and six months period ended 30 June 2011 respectively, representing approximately 68.4%, 75.7%, 66.5% and 25.8% of the historical annual cap respectively. During the two years ended 31 December 2009 and 2010, the transaction amounts in production services provided by CNPC to the Group increased annually by approximately 4.4% and 30.7%,respectively. Based on the Proposed Caps for production services to be provided by CNPC to the Group for each of the three years ending 31 December 2014, the expected production services to be provided by CNPC to the Group will increase by approximately 20.4%, 6.8% and 7.9%, respectively.

As advised by the management of the Company, the increase in the Proposed Caps for the production services to be provided by CNPC to the Group is primarily due to; (i) the increase in the expected amount of imported crude oil purchased from CNPC in the coming three years; (ii) increasing distribution services provided by CNPC to the Group; and (iii) upon the completion of China-Kazakhstan pipeline project of CNPC, more crude oil was transported through the China-Kazakhstan pipeline and hence increase the transactions between CNPC and the Group.

We have discussed with the management of the Company on the future business plan and considered the plan was prepared by the Group after due and careful enquiry. Considering (i) the volatility and possible increase in the prices of crude oil, petroleum and petrochemical products in the international and the PRC market, leading to a higher energy costs during the production process; and (ii) modest and reasonable increasing rate, we are of the opinion that the Proposed Caps for the production services provided by CNPC to the Group are determined on a fair and reasonable basis, we are of the view that the Proposed Caps for the production services provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan, and the Proposed Caps for the production services are determined on a fair and reasonable basis.

LETTER FROM CMBI

(B)	SUPPLEMENTAL LAND USE RIGHTS LEASING CONTRACT

As mentioned in the Letter from the Board, the Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years. Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situate at 16 different provinces/municipalities with an aggregate area of approximately 1,782.97 million square metres. Further, the parties agreed to adjust the total rental fees in accordance to the reconfirmed area of leased land parcels and the current situation of the property market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Supplemental Land Use Rights Leasing Contract would be the same as the Land Use Rights Leasing Contract. The supplemental agreement will take effect from 1 January 2012 upon the approval of the Board.

As stated in the Letter from the Board, the Directors (including the independent non-executive Directors) consider it is normal business practice for the Supplemental Land Use Rights Leasing Contract to have a term of 50 years. Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the Supplemental Land Use Rights Leasing Contract and has confirmed that current rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The term of 50 years is in line with the normal practice in the PRC. The date of valuation is 30 June 2011.

We are noted from the Company’s PRC Legal Counsel that 50 years lease term is currently the maximum tenure for industrial use that is allowed under the PRC laws and regulations.

We have discussed with the management the rationale for the duration of the Supplemental Land Use Rights Leasing and we are given to understand that the relevant land leases are of material significance to the Group’s operation. According to the 2010 Annual Report, the Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world, management believes that the relevant land leases are of material significance of its operation. As stated in the Letter from the Board, the long stability of a 50-year tenure is required to avoid the unnecessary disruption of its operations and such tenure conforms with normal business practice in the PRC property market.

LETTER FROM CMBI

We understand that certain assets (including buildings and premises) of the Company are located on the lands leased from CNPC, and the continued operation of such assets would depend on the Company’s ability to occupy the relevant land. It is not cost effective to frequently move or relocate the assets (including properties) that are currently located on the land leased from CNPC. We also note in the Land Use Rights Leasing Contract and the Supplemental Land Use Right Leasing Contract that the Company has the right to terminate the contract, in whole or in part, with six months notice to CNPC. In this connection, we consider that the Group could terminate the contract if the Group is able to find other parcels of land at more favourable terms than CNPC or when the Group no longer needs such land.

We have searched publicly available information regarding the lease of land use rights which involves contracts with lease term of exceeding three years from all the state-own enterprises which are incorporated in the PRC and their H shares are listed on the Hong Kong Stock Exchange, with total assets of over RMB100 billion as at the 31 December 2010. We note from the circulars of China Petroleum and Chemical Corporation (“Sinopec”) (Stock Code: 00386.HK) dated 31 October 2003 and 21 April 2006 that Sinopec entered into a land use rights leasing agreement with Sinopec Group Company and its subsidiaries (collectively known as “Sinopec Group”) in June 2000 pursuant to which Sinopec agreed to lease certain land use rights from Sinopec Group. Regarding authorised land for operation owned by members of the Sinopec Group, lands for industrial use are leased to Sinopec for a term of 50 years and lands for commercial use are leased to Sinopec for a term of 40 years. Regarding land over which members of Sinopec Group have been granted with land use rights with consideration, they are leased for a term up to the date of the expiry of the respective land use rights certificates.

We also note from the announcement and circular of Aluminium Corporation of China Limited (“Chalco”) (Stock Code: 02600.HK) dated 26 November 2003 and 20 August 2007 respectively that Chalco had entered into a land use rights leasing agreement with Aluminium Corporation of China (“Chinalco”) in November 2001 regarding the lease of certain land use rights in the PRC by Chalco from Chinalco. The lease term for each piece of allocated land is 50 years and the lease term for each piece of land over which Chinalco has been granted land use rights is until the date of expiry of the relevant land use rights certificates.

Based on the above and our research from publicly available information regarding other land use rights leases, we are of the view that the above samples are fair and representative, and it is necessary from a commercial point of view for the Supplemental Land Use Rights Leasing Contract to be of a longer period than three years and it is necessary for the Group to pursue its long term business development. Thus, we consider that it is normal business practice for agreements of a similar nature to the Supplemental Land Use Rights Leasing Contract to be of such duration.

LETTER FROM CMBI

(C)	RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (i) the entering of the Non-Exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and on normal commercial terms or terms no less favourable to the Company than those with independent third parties; (ii) the Proposed Caps of the Non-Exempt Continuing Connected Transactions are reasonably determined; (iii) the terms of the Non-Exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned; and (iv) the entering of the Non-Exempt Continuing Connected Transactions are in the interest of the Company and the Independent Shareholders as a whole.

We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favor of ordinary resolutions in relation to the Non-Exempt Continuing Connected Transactions as detailed in the notice of the Extraordinary General Meeting as set out at the end of the Circular.

Yours faithfully,
For and on behalf of
CMB International Capital Limited
Fabian Shin	Kenny How
Deputy Chief Executive Officer	Managing Director
Corporate Finance Department

APPENDIX I	STATUTORY AND GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This document, for which the directors of the issuer collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

2.	DISCLOSURE OF INTERESTS AND CONFIRMATIONS

As at the Latest Practicable Date, none of the Directors, supervisors or chief executives of the Company had an interest and short positions in the shares, underlying shares and debentures of the Company or an associated corporation.

As at the Latest Practicable Date:

(a)	save as disclosed above, none of the Directors, supervisors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO, which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

(b)	the Company has not granted its Directors, supervisors, chief executive or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

(c)	apart from Mr Jiang Jiemin (Chairman), Mr Zhou Jiping (Deputy Chairman), Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan, who are deemed by the Shanghai Listing Rules as connected directors of the Company and have abstained from voting at the board meeting held on 24 and 25 August 2011 in respect of the Continuing Connected Transactions in relation to CNPC, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2010, being the date to which the latest published audited financial statements of the Company were made up, and which was subsisting as at the Latest Practicable Date and significant in relation to the business of the Group;

APPENDIX I	STATUTORY AND GENERAL INFORMATION

(d)	none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2010, being the date to which the latest published audited annual financial statements of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(e)	none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder);

(f)	the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2010, the date to which the latest published audited annual financial statements of the Company were made up; and

(g)	none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

3.	SUBSTANTIAL SHAREHOLDERS

Save as disclosed in this circular, as at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings:

Name of Shareholder	Type of Shares	Number of Shares		Capacity	Percentage (%) of the total number of that class in issue	Percentage (%) of the total share capital

CNPC	A Share	157,922,194,396	(L)	Beneficial owner	97.53	86.29

CNPC	H Share	149,892,000	(L)(1)	Interest of controlled corporation	0.710	0.082

APPENDIX I	STATUTORY AND GENERAL INFORMATION

Name of Shareholder	Type of Shares	Number of Shares		Capacity	Percentage (%) of the total number of that class in issue	Percentage (%) of the total share capital

Aberdeen Asset Management Plc and its associates (together “the Aberdeen Group”) on behalf of accounts managed by the Aberdeen Group	H Share	1,266,618,163	(L)	Investment manager	6.00	0.69

Templeton Asset Management Ltd.	H Share	1,270,171,357	(L)	Investment manager	6.02	0.69

(L)	Long position

Note:

(1)	149,892,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the shares and underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings.

APPENDIX I	STATUTORY AND GENERAL INFORMATION

4.	EXPERTS’ QUALIFICATIONS AND CONSENTS

The followings are the qualifications of the experts who have given opinions or advice which are contained in this circular:

Names	Qualification

CMB International Capital Limited	licensed corporation under the SFO to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Savills Valuation and Professional Services Limited	a member of The Hong Kong Institute of Surveyors

(a)	Each of CMBI and Savills Valuation and Professional Services Limited is not beneficially interested in the share capital of any member of the Group and none of them has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(b)	Each of CMBI and Savills Valuation and Professional Services Limited has given and has not withdrawn its written consent to the issue of this circular with inclusion of its opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which they respectively appear.

(c)	As at the Latest Practicable Date, each of CMBI and Savills Valuation and Professional Services Limited did not have any interest in any assets which have been, since 31 December 2010 (being the date to which the latest published audited annual accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

5.	GENERAL

(a)	The secretary to the Board is Mr. Li Hualin.

(b)	The registered office of the Company is at 16 Andelu, Dongcheng District, Beijing, 100011, the PRC.

(c)	The principal share register and transfer office for the H Shares is Hong Kong Registrars Limited, Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

APPENDIX I	STATUTORY AND GENERAL INFORMATION

6.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of King & Wood at 9th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong from the date of this circular up to and including 19 September 2011:

(a)	the agreements mentioned in this circular;

(b)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 32 of this circular;

(c)	the letter issued by the CMBI, the text of which is set out on pages 33 to 51 of this circular;

(d)	the letter issued by Savills Valuation and Professional Services Limited in respect of rental of land and buildings of CNPC by the Group; and

(e)	the written consents of CMBI and Savills Valuation and Professional Services Limited referred to paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of PetroChina Company Limited (the “Company”) will be held at 9 a.m. on 20 October 2011 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

1.	To consider and approve the following resolution:

“THAT, as set out in the circular dated 5 September 2011 issued by the Company to its shareholders (the “Circular”):

(a)	the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed;

(b)	the Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved; and

(c)	the execution of the New Comprehensive Agreement by Mr. Zhou Mingchun for and on behalf of the Company be and is hereby approved, ratified and confirmed and that Mr. Zhou Mingchun be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.	To consider and approve Mr Wang Lixin as Supervisor of the Company.

By Order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

5 September 2011

Notes:

1.	The register of members of H Shares of the Company will be closed from Tuesday, 20 September 2011 to Monday, 20 October 2011 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 11 October 2011 are entitled to attend and vote in respect of all resolutions to be proposed at the extraordinary general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East, Hong Kong

2.	Each Shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the extraordinary general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

5.	Shareholders who intend to attend this extraordinary general meeting in person or by proxy should return the reply slip accompanying each notice of extraordinary general meeting to the Secretariat of the Board of Directors on or before Friday, 30 September 2011 by hand, by post or by fax.

6.	This extraordinary general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this extraordinary general meeting are responsible for their own transportation and accommodation expenses.

7.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District,

Beijing, PRC

Postal code: 100007

Contact person: Li Hualin

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

8.	As at the date of this notice, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.